Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-199966
Dated March 2, 2015

GRAPHIC OMMITTED

J. P. Morgan Balanced Capital Strength Index 8.5%

OVERVIEW

The J.P. Morgan Balanced Capital Strength Index 8.5% (the "Index") is a
rules-based index designed to track the performance of a hypothetical investment in a notional dynamic portfolio that consists of the Capital
Strength Total Return Index, the PIMCO Total Return Exchange Traded Fund and a
Cash Constituent while seeking to maintain a Target Volatility of 8.5% .  The
Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on a composite LIBOR rate.

Index Features
[] The Index has three constituents:
1. The Capital Strength Total Return Index (the "Equity Constituent").
2. The PIMCO Total Return Exchange Traded Fund (the "Bond
Constituent").
3. The Cash Constituent bearing interest at a blended rate determined based on the 3-month and 2-month LIBOR rates.
[] The Index is subject to a daily deduction of 0.50% per annum index fee and a daily deduction of a synthetic borrowing cost calculated based on the composite
LIBOR rate.
[] On a daily basis, the Index first seeks to identify a portfolio consisting solely of the Equity Constituent and Bond Constituents (together, the "Target
Constituents") with a historic volatility of 8.5%, subject to minimum exposure of 0% and a maximum exposure of 100% for each Target Constituent.
[] If no such portfolio exists, the Index will then select the combination of the Target Constituents with the lowest annualized realized volatility (the
"Minimum Variance Portfolio") and scale down the exposure to this Minimum
Variance Portfolio so as to have a realized volatility less than or equal to the Target Volatility, and allocate the remaining exposure to the Cash
Constituent.
[] Published on Bloomberg under the ticker JPUSBLCS (index).

Hypothetical historical performance comparison: February 20, 2007 through
February 27, 2015

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See "Notes" below. For purposes of these examples, each index was set equal to
100 at the beginning of the relevant measurement period and returns are calculated arithmetically (not compounded).

Hypothetical historical returns and volatilities: February 20, 2007 through
February 27, 2015

               JPUSBLCS (ER) SPTR (ER) LBUSTRUU (ER)
Annualized
Return (Excess     9.97%       6.01%       4.12%
Return)
Volatility         8.02%      22.33%       3.91%
Sharpe Ratio        1.24        0.27        1.05

Hypothetical historical allocations of the Index (March 1, 2007 -- February 27,
2015)

GRAPHIC OMMITTED

Hypothetical Annual Returns of the Index (2010 - 2015)

     2010       Jan    Feb   Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec   Full Year
JPUSBLCS Index -1.61% 1.39% 3.35% 0.62% -3.93% -0.57% 3.11%  -1.19% 5.15%  3.07%  -1.43% 2.72%  10.80%
-------------- ------ ----- ----- ----- ------ ------ ------ ------ ------ ------ ------ ------ ---------
     2011       Jan    Feb   Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec   Full Year
JPUSBLCS Index 0.93%  4.19% 0.34% 3.62% 0.57%  -0.99% -1.96% -3.58% -2.69% 3.39%  -0.27% 1.97%   5.30%
-------------- ------ ----- ----- ----- ------ ------ ------ ------ ------ ------ ------ ------ ---------
     2012       Jan    Feb   Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec   Full Year
JPUSBLCS Index 3.27%  1.77% 3.60% 0.17% -2.87% 2.13%  1.56%  0.89%  1.50%  -2.96% 1.04%  0.09%  10.40%
-------------- ------ ----- ----- ----- ------ ------ ------ ------ ------ ------ ------ ------ ---------
     2013       Jan    Feb   Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec   Full Year
JPUSBLCS Index 3.82%  2.82% 3.61% 2.06% 0.97%  -1.54% 2.55%  -2.76% 3.14%  4.06%  2.87%  1.04%  24.85%
-------------- ------ ----- ----- ----- ------ ------ ------ ------ ------ ------ ------ ------ ---------
     2014       Jan    Feb   Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec   Full Year
JPUSBLCS Index -3.02% 2.62% 0.92% 0.15% 1.89%  0.37%  -0.53% 3.73%  -1.02% 1.63%  3.39%  -0.68%  9.65%
-------------- ------ ----- ----- ----- ------ ------ ------ ------ ------ ------ ------ ------ ---------
     2015       Jan    Feb   Mar   Apr   May    Jun    Jul    Aug    Sep    Oct    Nov    Dec    YTD
JPUSBLCS Index -0.57% 2.99%                                                                      2.40%

Notes: Source: J.P. Morgan and Bloomberg. As of 02/27/2015.  The Index is
launched as of April 30, 2014.  Therefore, the performance depicted is hypothetical performance based on back-tested data. PAST PERFORMANCE AND
BACK-TESTED PERFOMANCE ARE NOT INDICATIVE OF FUTURE RESULTS. No guarantee can be given that the Index will outperform the SandP 500([R]) Total Return Index or the Barclays US Aggregate Bond Index in the future.  The "SandP500 Index (Excess
Return)" and "Barclays US Aggregate Bond Index (Excess Return)" represent hypothetical indices constructed from the total returns of the SandP 500 Index and Barclays US Aggregate Bond Index, respectively, with the returns of the
Cash Constituent deducted.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com February 27, 2015

The Capital Strength TR Index

[] The Capital Strength TR Index aims to provide exposure to well capitalized companies with strong market positions.
[] The Capital Strength TR Index is an equal-dollar weighted index and is composed of 50 U. S.  securities selected objectively based on cash on hand, debt ratios and volatility that meet the following criteria: [] be a member of
NASDAQ US Benchmark Index (NQUSB); [] have a minimum three-month  average daily dollar trading volume of $5  million; [] must be in the top 500 securities by float adjusted market capitalization after meeting the above criteria; [] have at least $1  billion in cash or short term investments; [] have a long-term debt to market capitalization ratio that is less than 30%; [] have a return on equity that is greater than 15%; [] may not be issued by an issuer currently in bankruptcy proceedings; and [] may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being eligible for inclusion in the Capital Strength TR Index.

The PIMCO Total Return Exchange Traded Fund
[] An actively managed fund that does not seek to track the performance of an index [] Invests primarily in investment-grade debt securities

Selected Risks
[] JPMS, the index calculation agent, may adjust the Index in a way that affects its level, and JPMS has no obligation to consider your interests.
[] The Index may not be successful, outperform any alternative strategy that might be employed in respect of the Target Constituents or achieve its target volatility. [] The level of the Index will include the deduction of a fee and a borrowing cost.
[] The daily adjustment of the exposures of the Index to its Target
Constituents will vary, and may be partially uninvested in its Target
Constituents [] By reducing its exposure to its Equity Constituent, the Index may significantly underperform its Equity Constituent.
[] The exposure of the Index to its Bond Constituent may be greater, perhaps significantly greater, than its exposure to its Equity Constituent. [] The
Index may have significant exposure to its Cash Constituent.
[] The returns of the Target Constituents may offset each other or may become correlated in decline.
[] The Index is subject to significant risks associated with fixed-income securities, including interest rate-related risks and credit risk. [] The Index is subject to the negative impact of an interest deduction.
[] The Index comprises notional assets and liabilities.
[] The Index and its Target Constituents each have a limited operating history and may perform in unanticipated ways. [] The Index is subject to market risks.

[] The investment strategy used to construct the Index involves daily adjustments to its synthetic exposure to its Target Constituents. [] The
Capital Strength TR Index is subject to the risk relating to its selection methodology.
[] The PIMCO Total Return Exchange Traded Fund is an actively managed fund and is subject to different risks than passively managed funds.

Disclaimer
This material has been prepared solely for informational purposes. Nothing in this material or any other communications related thereto should be deemed to or be construed as creating a "fiduciary relationship".  During the course of normal business, JPMorgan Chase and Co. and its affiliates ("J.P. Morgan") may enter into or promote, offer or sell transactions or investments linked to the
Index, or any of the fixed income securities referenced in the Index. J.P.
Morgan will not have any duty to consider the circumstances of any person when participating in such transactions or to conduct themselves in a manner that is favorable to anyone with exposure to the Index. Persons interested in the Index should refer to the official Index Rules, when available, for a complete description of the rules and methodology for the Index. Opinions expressed herein may differ from the opinions expressed by other areas of J.P. Morgan, including research. The simulated data presented herein was constructed using certain procedures that may be different from the procedures used to calculate the closing levels of the Index, and on the basis of certain assumptions that may not hold in future periods. The differences in procedures used in producing simulated data from those used to calculate the closing levels of the Index could produce differences in returns in terms of both direction and amount.
Hypothetical and historical performance results are neither indicative nor a guarantee of future returns.  Actual results will vary, potentially materially, from the hypothetical and historical performance described herein. There is no guarantee that the Index will outperform any alternative investment strategy, including the SandP 500([R]) Index or the Barclays US Aggregate Bond Index. Past
performance is not indicative of future results. No one may reproduce or disseminate the information contained in this document without the prior written consent of J.P. Morgan. Additional information is available upon request. Clients should contact their J.P. Morgan representative in, and execute transactions through, their home jurisdiction unless governing law permits otherwise.

SEC Legend: JPMorgan Chase and Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate.
Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase and Co. has filed with the SEC for more complete information about JPMorgan Chase and Co. and this offering. You may get these documents without cost by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase and Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free
1-866-535-9248.

Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance.  This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

 Copyright 2014 JPMorgan Chase and Co. All rights reserved. The presentation was developed, compiled, prepared and arranged by JPMorgan through the expenditure of substantial time, effort and money and constitutes valuable intellectual property and trade secrets of JPMorgan.  All right, title, and interest in and to the presentation is vested in JPMorgan and the presentation cannot be used without JPMorgan's prior written consent.

The information contained in this presentation has been distributed to you on a stand-alone basis and is not to be combined with, consolidated, incorporated or otherwise used with any other written materials provided by JPMorgan.

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provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase and Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors.  The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of JPMorgan Research Departments.  Structured
Investments may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding
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Morgan Securities LLC is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a JPMorgan entity qualified in their home jurisdiction unless governing law permits otherwise.

J.P. Morgan Structured Investments | 800 576 3529 |
JPM_Structured_Investments@jpmorgan.com February 27, 2015